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                            March 30, 2022

       John P. Love
       President and Chief Executive Officer
       United States 12 Month Natural Gas Fund, LP
       c/o United States Commodity Funds LLC
       1850 Mt. Diablo Boulevard, Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States 12
Month Natural Gas Fund, LP
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 18,
2022
                                                            Registration
Statement on Form S-1
                                                            Filed March 15,
2022
                                                            File No. 333-263572

       Dear Mr. Love:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 15, 2022

       UNL's Investment Objective and Strategy, page 1

   1.                                                   Please describe the
impact of Russia   s invasion of the Ukraine on your investment
                                                        objective and strategy.
In addition to the general impact, please also consider the impact supply chain issues may
have, any impact from sanctions and export controls, and whether you will need to
evaluate any aspects of your investment objective and strategy. If you do not expect the impact
to be material, please discuss why.
 John P. Love
FirstName  LastNameJohn P. Love
United States 12 Month Natural Gas Fund, LP
Comapany
March      NameUnited States 12 Month Natural Gas Fund, LP
       30, 2022
March2 30, 2022 Page 2
Page
FirstName LastName
Investment Risk
Russia's invasion of Ukraine, and sanctions brought by the United States and other countries against Russia, page 9

2. We note your risk factor disclosure here. Please place the impacts of current geopolitical events on the natural gas market in context by quantifying, to the extent information is available, natural gas prices, the price of any natural gas futures contracts, the extent to which the natural gas futures market is experiencing backwardation, the price of your shares, and the increased trading volume of natural gas futures and your shares as of the most recent practicable date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams, Acting Legal
Branch Chief at (202) 551-3217 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance
cc:      Jamie Cain